82-264

SANYO


02002604


PROCESSED
JAN 2 9 2002
THOMSON
FINANCIAL

Semiannual Report 2001

For the six months ended September 30, 2001

SANYO Electric Co., Ltd.

FINANCIAL HIGHLIGHTS

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2001 and 2000

	Millions of Yen		Thousands of U.S. Dollars	% Change from Same Period of Previous Year
	2001	2000	**2001**	
Net sales	**¥1,031,445**	¥1,059,141	**$8,667,605**	– 2.6%
Net income	**6,397**	20,252	**53,756**	– 68.4

	Yen		U.S. Dollars	
Per share:				
Net income per share:				
Basic	**¥3.42**	¥10.82	**$0.03**	– 68.4%
Diluted	**3.42**	10.63	**0.03**	– 67.8
Cash dividends	**3.00**	3.00	**0.03**	—

SEGMENT INFORMATION

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2001 and 2000

	Millions of Yen		Thousands of U.S. Dollars	% Change from Same Period of Previous Year
	2001	2000	**2001**	
Sales by business category:				
AV/Information and communications equipment	**¥ 413,475**	¥ 372,261	**$3,474,580**	11.1%
Home appliances	**146,262**	148,692	**1,229,092**	– 1.6
Industrial and commercial equipment	**119,530**	138,909	**1,004,454**	– 14.0
Electronic devices	**189,116**	225,525	**1,589,210**	– 16.1
Batteries	**131,918**	144,784	**1,108,555**	– 8.9
Others	**31,144**	28,970	**261,714**	7.5
Net sales	**¥1,031,445**	¥1,059,141	**$8,667,605**	– 2.6
Sales by area:				
Japan	**¥ 573,473**	¥ 540,972	**$4,819,101**	6.0%
Asia	**222,038**	229,977	**1,865,866**	– 3.5
North America	**140,155**	186,664	**1,177,773**	– 24.9
Europe	**79,821**	84,960	**670,765**	– 6.0
Others	**15,958**	16,568	**134,100**	– 3.7
Net sales	**¥1,031,445**	¥1,059,141	**$8,667,605**	– 2.6

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥119=US$1, the approximate effective rate of exchange at September 28, 2001.

Notice Related to Future Outlook

In this annual report, "the Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries, unless otherwise specified.

All statements in this semiannual report other than past factual matters represent outlooks for projected future results and are in accordance with Sanyo's present plans, outlook, and strategies, based on management judgments in the light of currently available information. Therefore, Sanyo does not guarantee the accuracy and reliability of information it receives and asks that you do not rely on this information alone.

There are various risks and uncertainties related to factors causing changes in business results. The principal factors influencing results include: 1) large changes in economic conditions and capital markets as well as changes in consumption in businesses in which Sanyo engages; 2) the effects of changes in the exchange rates between the yen and the dollar as well as the yen and other currencies on Sanyo's international business activities; 3) various trade restrictions in the markets of each country; and 4) Sanyo's ability to provide new technologies, new products, and services amid rapid technological innovation in information technology (IT), market competition, and price competition. However, it should be noted that factors affecting Sanyo's performance are not limited to these factors and that there are other factors that contain latent risks and uncertainties.

TO OUR STOCKHOLDERS



Satoshi Iue
Chairman & Chief Executive Officer



Yukinori Kuwano
President & Chief Operating Officer

Amid a difficult operating environment, we focused our efforts in the first half of fiscal 2002 on strengthening our international competitiveness and on other goals of our medium-term business plan, *Challenge 21*.

Business Results

Consolidated net sales of Sanyo for the interim period ended September 30, 2001, totaled ¥1,031,445 million (US$8,668 million), a 2.6% decline from the same period in the previous fiscal year. In contrast to a 6.0% increase in domestic sales, to ¥573,473 million (US$4,819 million), overseas sales dropped 11.6%, to ¥457,972 million (US$3,849 million).

Looking at business segments, AV/Information and Communications Equipment sales rose 11.1%, to ¥413,475 million (US$3,475 million), supported by robust sales of cellular phones and PHS phones, digital cameras, and optical pickups. Sales of the Home Appliances edged down 1.6%, to ¥146,262 million (US$1,229 million), as favorable sales of washing machines and air conditioners were more than offset by a slump in sales of refrigerators and compressors. Industrial and Commercial Equipment sales decreased 14.0%, to ¥119,530 million (US$1,004 million), because of a sharp drop in automatic chip mounters sales caused by deterioration in IT-related demand compounded by low sales of supermarket showcases. Sales of the Electronic Devices dropped off 16.1%, to ¥189,116 million (US$1,589 million), due to low demand for semiconductors, electronic devices, and LCDs. Batteries sales declined 8.9%, to ¥131,918 million (US$1,109 million), in the shadow of stagnant demand for cellular phones and PHS phones and personal computers as well as fierce price competition.

Despite attempts to increase profitability by improving business efficiency and implementing cost-reduction measures, intense price competition caused operating income to sink 37.1%, to ¥32,435 million (US$273 million). Income before income taxes and minority interests fell 62.7%, to ¥13,384 million (US$112 million), due to the recording of an evaluation loss on investment securities, and net income decreased 68.4%, to ¥6,397 million (US$54 million), from a year earlier.

Nevertheless, an interim cash dividend of ¥3.0 per share (US$0.03), the same as in the previous fiscal year, was approved at the October 26 meeting of the Board of Directors.

Strengthening Global Competitiveness

During the period under review, Sanyo took several steps to boost its global competitiveness. On July 2, 2001, the Company announced plans to collaborate on a global scale with Sharp Corporation in the white goods field, comprising such appliances as refrigerators, washing machines, and microwave ovens. Both companies see substantial growth potential in the global white goods market. We expect to develop new demand in the domestic market over and above the current stable level of demand by introducing highly original, high-value-added products. Moreover, there is a huge pool of latent demand in Asia to be tapped. With these goals in mind, the Company and Sharp will collaborate through joint product development and the establishment of a global manufacturing and supply system.

SANYO Life Electronics Co., Ltd. and SANYO Electric Trading Co., Ltd. merged on October 1, 2001, to become SANYO Sales & Marketing Corporation. The purpose of the merger is to establish a new international distribution business model. SANYO Life Electronics Co., Ltd., brings a broad domestic sales network and strong merchandising capabilities to the new company, while SANYO Electric Trading Co., Ltd., is contributing its overseas sales network and its skill in discovering and procuring promising overseas products.

Revision of Environmental Action Plan

At the end of the previous fiscal year, we revised our environmental action plan, *Action E21*, implementing a new environmental action plan targeting specific goals for the fiscal year ending March 31, 2004. As a first step in implementing the plan effectively and surely, we have established a Group Environmental Management System (GEMS) combining 24 domestic plants and offices that have already received ISO 14001 certification. Currently, we are concentrating on environmental management of products throughout their life cycles rather than our past focus on taking environmental protection into account solely in the production process.

Perspectives

We expect the business climate to be extremely difficult in the second half due to concerns that the global economy will deteriorate further as a result of the terrorist attacks in the United States.

Despite these adverse conditions, we will strive to reach the goals of our medium-term business plan, *Challenge 21*, which aims to maximize Sanyo's profitability and corporate worth. To do so, we will become increasingly selective and focused in our businesses and our allocation of resources.

Ultimately, we will endeavor to develop products that achieve top shares of their markets by pursuing production process innovation projects aimed at substantially increasing our product development and production capabilities as well as raising product quality. In conjunction with these efforts, along with the inauguration of, and synergies provided by, the previously mentioned SANYO Sales & Marketing, which amalgamates domestic and overseas sales networks, we are bolstering our global sales organization.

December 1, 2001



Satoshi Iue
Chairman & Chief Executive Officer



Yukinori Kuwano
President & Chief Operating Officer

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries   Six-month periods ended September 30, 2001 and 2000

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	**2001**
Sales and operating revenue:			
Net sales	**¥1,031,445**	¥1,059,141	**$ 8,667,605**
Operating revenue	**42,374**	39,498	**356,084**
	1,073,819	1,098,639	**9,023,689**
Costs and expenses:			
Cost of sales	**865,393**	868,017	**7,272,210**
Selling, general and administrative	**175,991**	179,029	**1,478,916**
	1,041,384	1,047,046	**8,751,126**
Operating income	**32,435**	51,593	**272,563**
Other income:			
Interest and dividends	**6,128**	4,589	**51,496**
Foreign currency transaction gains, net	**—**	738	**—**
Other	**15,813**	10,065	**132,882**
	21,941	15,392	**184,378**
Other expenses:			
Interest	**12,674**	13,053	**106,504**
Foreign currency transaction losses, net	**337**	—	**2,832**
Other	**27,981**	18,007	**235,134**
	40,992	31,060	**344,470**
Income before income taxes and minority interests	**13,384**	35,925	**112,471**
Income taxes:			
Current	**13,166**	12,040	**110,639**
Deferred	**(8,626)**	929	**(72,487)**
	4,540	12,969	**38,152**
Income before minority interests	**8,844**	22,956	**74,319**
Minority interests	**1,270**	2,704	**10,672**
Income before cumulative effect of accounting change	**7,574**	20,252	**63,647**
Cumulative effect of accounting change	**(1,177)**	—	**(9,891)**
Net income	**¥ 6,397**	¥ 20,252	**$ 53,756**
Net income per share:			
Income before cumulative effect of accounting change	**¥ 7,574**	¥ 20,252	**$ 63,647**
Income before cumulative effect of accounting change —adjusted for interest on convertible bonds, net of tax	**7,602**	20,510	**63,882**
Net income	**6,397**	20,252	**53,756**
Net income—adjusted for interest on convertible bonds, net of tax	**6,425**	20,510	**53,992**
Weighted average number of shares (thousands)	**1,870,795**	1,871,595	
Diluted weighted average number of shares (thousands)	**1,880,216**	1,929,187	
Basic net income per share (yen and U.S. dollars):			
Basic net income per share before cumulative effect of accounting change	**¥4.05**	¥10.82	**$0.04**
Cumulative effect of accounting change	**(0.63)**	—	**(0.01)**
Basic net income per share	**3.42**	10.82	**0.03**
Diluted net income per share (yen and U.S. dollars):			
Diluted net income per share before cumulative effect of accounting change	**¥4.04**	¥10.63	**$0.04**
Cumulative effect of accounting change	**(0.62)**	—	**(0.01)**
Diluted net income per share	**3.42**	10.63	**0.03**

Note: The dilutive effect for the six months ended September 30, 2001, resulted from assumed conversions of convertible bonds. The calculation of the weighted average number of shares for diluted net income per share in 2001 does not include incremental shares of 48,164 thousand from assumed conversions of convertible bonds since their effects are antidilutive.

CONSOLIDATED BALANCE SHEETS (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries September 30, 2001 and 2000

Assets	Millions of Yen 2001	Millions of Yen 2000	Thousands of U.S. Dollars 2001
Current assets:			
Cash	**¥ 56,353**	¥ 67,563	**$ 473,555**
Time deposits	**185,153**	280,131	**1,555,908**
Short-term investments	**54,737**	27,623	**459,975**
Receivables:			
Notes and accounts	**396,127**	431,721	**3,328,798**
Finance receivables	**202,392**	201,792	**1,700,773**
Affiliates and unconsolidated subsidiaries	**45,541**	49,975	**382,697**
Allowance for doubtful accounts and financial charges	**(18,107)**	(17,315)	**(152,160)**
Inventories	**432,987**	411,177	**3,638,546**
Deferred income taxes	**28,580**	25,816	**240,168**
Prepaid expenses and other	**75,229**	55,861	**632,177**
Total current assets	**1,458,992**	1,534,344	**12,260,437**
Investments and advances:			
Affiliates and unconsolidated subsidiaries	**32,917**	22,139	**276,614**
Securities investments and other	**282,274**	359,036	**2,372,050**
	315,191	381,175	**2,648,664**
Property, plant and equipment:			
Buildings	**468,668**	461,732	**3,938,386**
Machinery and equipment	**1,002,676**	962,126	**8,425,849**
	1,471,344	1,423,858	**12,364,235**
Accumulated depreciation	**(968,773)**	(929,969)	**(8,140,949)**
	502,571	493,889	**4,223,286**
Land	**145,700**	144,889	**1,224,370**
Construction in progress	**43,914**	19,216	**369,025**
	692,185	657,994	**5,816,681**
Deferred income taxes	**103,388**	40,651	**868,807**
Other assets	**225,731**	221,929	**1,896,898**
	¥2,795,487	¥2,836,093	**$23,491,487**

Liabilities and Stockholders' Equity	Millions of Yen 2001	Millions of Yen 2000	Thousands of U.S. Dollars 2001
Current liabilities:			
Short-term borrowings	**¥ 463,677**	¥ 430,053	**$ 3,896,445**
Current portion of long-term debt	**145,511**	145,833	**1,222,782**
Notes and accounts payable:			
Trade	**395,731**	440,717	**3,325,470**
Affiliates and unconsolidated subsidiaries	**8,666**	16,617	**72,824**
Construction	**55,915**	73,499	**469,874**
Accrued income taxes	**16,008**	10,922	**134,521**
Employees' savings deposits	**27,851**	28,827	**234,042**
Other, including dividends payable and accrued expenses	**233,350**	222,793	**1,960,924**
Total current liabilities	**1,346,709**	1,369,261	**11,316,882**
Long-term debt	**564,495**	586,651	**4,743,656**
Accrued pension and severance costs	**205,240**	166,267	**1,724,706**
Total liabilities	**2,116,444**	2,122,179	**17,785,244**
Minority interests in consolidated subsidiaries	**47,599**	41,648	**399,991**
Stockholders' equity:			
Common stock, ¥50 ($0.42) par value:			
Authorized—4,921,196 thousand shares			
Issued:			
September 30, 2001—1,872,335 thousand shares	**172,241**	—	**1,447,403**
September 30, 2000—1,872,330 thousand shares	**—**	172,239	**—**
Additional paid-in capital	**336,028**	336,027	**2,823,765**
Retained earnings	**219,951**	202,831	**1,848,328**
Accumulated other comprehensive loss	**(95,036)**	(37,721)	**(798,622)**
	633,184	673,376	**5,320,874**
Less, treasury stock at cost:			
September 30, 2001—2,042 thousand shares	**(1,740)**	—	**(14,622)**
September 30, 2000—1,258 thousand shares	**—**	(1,110)	**—**
Total stockholders' equity	**631,444**	672,266	**5,306,252**
	¥2,795,487	¥2,836,093	**$23,491,487**

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2001 and 2000

(Number of Shares of Common Stock—Thousands)	Millions of Yen				
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
Balance, March 31, 2000 (1,872,327)	¥172,238	¥336,026	¥188,193	¥(30,898)	
Comprehensive income:					
Net income			20,252		¥ 20,252
Other comprehensive income (loss):					
Net unrealized losses on securities (net of tax of ¥11,430 million)				(14,031)	(14,031)
Reclassification adjustments for net losses on securities realized in net income (net of tax of ¥3,913 million)				5,615	5,615
Foreign currency translation adjustments				1,593	1,593
Total					¥ 13,429
Cash dividends			(5,614)		
Conversion of convertible bonds (3)	1	1			
Balance, September 30, 2000 (1,872,330)	¥172,239	¥336,027	¥202,831	¥(37,721)	
Balance, March 31, 2001 (1,872,335)	¥172,241	¥336,028	¥219,166	¥(74,129)	
Comprehensive loss:					
Net income			**6,397**		**¥ 6,397**
Other comprehensive income (loss):					
Net unrealized losses on securities (net of tax of ¥18,006 million)				**(26,237)**	**(26,237)**
Reclassification adjustments for net losses on securities realized in net income (net of tax of ¥6,562 million)				**9,359**	**9,359**
Foreign currency translation adjustments				**(2,179)**	**(2,179)**
Net unrealized losses on derivatives (net of tax of ¥2,621 million)				**(1,850)**	**(1,850)**
Total					**¥(14,510)**
Cash dividends			**(5,612)**		
Balance, September 30, 2001 (1,872,335)	**¥172,241**	**¥336,028**	**¥219,951**	**¥(95,036)**	
	Thousands of U.S. Dollars				
Balance, March 31, 2001 (1,872,335)	$1,447,403	$2,823,765	$1,841,731	$(622,933)	
Comprehensive loss:					
Net income			**53,756**		**$ 53,756**
Other comprehensive income (loss):					
Net unrealized losses on securities (net of tax of $151,311 thousand)				**(220,479)**	**(220,479)**
Reclassification adjustments for net losses realized in net income (net of tax of $55,143 thousand)				**78,647**	**78,647**
Foreign currency translation adjustments				**(18,311)**	**(18,311)**
Net unrealized losses on derivatives (net of tax of $22,025 thousand)				**(15,546)**	**(15,546)**
Total					**$(121,933)**
Cash dividends			**(47,159)**		
Balance, September 30, 2001 (1,872,335)	**$1,447,403**	**$2,823,765**	**$1,848,328**	**$(798,622)**	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries

1. U.S. DOLLAR AMOUNTS

U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥119=US$1, the approximate effective rate of exchange at September 28, 2001

2. NEWLY ADOPTED ACCOUNTING STANDARD

Effective April 1, 2001, Sanyo adopted Statement of Financial Accounting Standards ("SFAS") No.133,"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138. These standards require a company to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The change in the fair value of a derivative is recognized in earnings in the period of the change or reported as a component of other comprehensive income, depending on the intended use of the derivative and the resulting designation.

As of April 1, 2001, the adoption of these new standards resulted in cumulative effects of an accounting change that reduced net income by ¥1,177 million (US$9,891 thousand), net of tax and minority interests of ¥1,047 million (US$8,798 thousand), and increased accumulated other comprehensive loss by ¥807 million (US$6,782 thousand), net of income taxes and minority interests of ¥3,388 million (US$28,471 thousand).

Sanyo operates manufactures and sells electronic products and provides certain financial services in various locations around the world. Sanyo's activities expose it mainly to risks related to the effects of changes in foreign currency exchange rates and interest rates. Derivatives are held as a part of a formally documents risk management program. Sanyo utilizes certain derivatives to manage its foreign currency and interest risk exposures including forecasted transactions. Sanyo holds derivatives for purposes other than trading.

Sanyo maintains a foreign-currency risk management strategy in which derivatives are used to minimize exposure and to reduce risk from exchange rate fluctuations. Foreign forward.contracts and foreign currency swaps are not designated and qualified as hedge transactions, since they are not met the requirement of hedge accounting. The changes in the fair values of the contracts and the foreign currency translation gain or loss arising from denominated net foreign currency assets and liabilities are reported as the foreign currency exchange gain or loss in the consolidated statement of income.

Sanyo maintains an interest rate risk management strategy in which derivatives are used to reduce risk from interest rate fluctuations. Sanyo's goals are to manage interest rate sensitivity by modifying the characteristics of its debt and to lower the cost of its borrowing rates where possible.

Fair value hedges

Sanyo uses interest rate swaps to convert a portion of its nonprepayable fixed-rate debt into floating-rate debt. The resulting cost of funds is lower than it would have been if floating-rate debt had been issued directly. Under the interest rate swap contract, Sanyo agrees with other parties to exchange the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

The fair value of derivatives and changes in the fair values of the underlying hedged items are reported in the balance sheet. Changes in the fair values of these derivatives and underlying hedged items are generally offset and are recorded in each period as interest expense. There were no transactions that ceased to qualify as fair value hedges for the six months ended September 30, 2001.

Cash flow hedges

Sanyo has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate exposure of future interest payments.

For these cash flow hedge transactions, the fair values of the derivatives are recorded in the balance sheet. The effective portion of changes in the fair values of these derivatives are recorded in other comprehensive loss and are reclassified to interest expenses of ¥265 million (US$2,227 thousand), net of taxes and minority interests of ¥628 million (US$5,277 thousand), in the period in which earnings were impacted by the hedged items. There were no transactions that ceased to qualify as cash flow hedges for the six months ended September 30, 2001. The ineffective portions recorded as interest expenses in the current period were not material. Assuming that market rate remains constant with the rate at September 30, 2001, a ¥588 million (US$4,941 thousand) loss, included in other comprehensive loss, net of taxes and minority interests of ¥1,396 million (US$11,731 thousand), is expected to be recognized in the earnings over the next twelve months. The maximum term over which Sanyo is hedging exposures to the variability of cash flows is nine years.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Boards ("FASB") issued SFAS No.141, "Business Combinations," and SFAS No.142,"Goodwill and Other Intangible Assets." These standards require that all business combinations should be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested at least annually for impairment. The provisions of SFAS Nos.141 and 142 are required to be adopted for all business combinations initiated after June 30, 2001. Sanyo will adopt the provisions of SFAS No.142 for existing goodwill and other intangible assets at April 1, 2002. Sanyo has not yet determined the effect of adopting SFAS No.142.

In June 2001, the FASB issued SFAS No.143,"Accounting for Asset Retirement Obligations." This statement establishes a standard for accounting obligations associated with retirement tangible long-lived assets. Sanyo will adopt the new standard at April 1, 2003. Sanyo has not yet determined the effect of adopting the new standard.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. Sanyo will adopt the new standard at April 1, 2002. Sanyo has not yet determined the effect of adopting the new standard.

CORPORATE DIRECTORY

BOARD OF DIRECTORS AND CORPORATE AUDITORS
(As of September 30, 2001)

Executive Directors

Chairman
Satoshi Iue

President
Yukinori Kuwano

Executive Directors
Yoshio Shimoda
Motoharu Iue

Directors

Corazon C. Aquino
Nobuaki Kumagai
Sadao Kondo
Yasusuke Tanaka
Junichiro Yano
Toshimasa Iue
Sunao Okubo
Yoichiro Furuse

Corporate Executive Auditors

Akihide Kawanaka
Shigeru Sakata
Ryota Tominaga

Corporate Auditors

Sotoo Tatsumi
Takao Sudo

OFFICERS
(As of September 30, 2001)

Chairman & Chief Executive Officer
Satoshi Iue

President & Chief Operating Officer
Yukinori Kuwano

Executive Vice President & Chief Financial Officer
Yoshio Shimoda

Executive Officers
Yasusuke Tanaka
Junichiro Yano
Toshimasa Iue
Sunao Okubo
Yoichiro Furuse

Senior Officers
Hiromoto Sekino
Hitoshi Komada
Masabumi Kawano
Tadahiko Tanaka
Eiji Kotobuki

Officers
Akiyoshi Takano
Fusao Terada
Akira Yoshida
Satoshi Inoue
Tadao Shimada
Shosaku Kurome
Akira Kan
Osamu Kajikawa
Hideo Yamase
Hiroshi Ono

PRINCIPAL CONSOLIDATED SUBSIDIARIES
(As of September 30, 2001)

SANYO Electric Credit Co., Ltd.
Principal Business: Installment Sales and Lease of Electrical and Electronic Products

Tottori SANYO Electric Co., Ltd.
Principal Business: Manufacture and Sales of Audio Equipment, Information Systems, Electronic Parts, and Home Appliances

Niigata SANYO Electronic Co., Ltd.
Principal Business: Manufacture and Sales of Semiconductors

SANYO Electric Air Conditioning Co., Ltd.
Principal Business: Manufacture and Sales of Air Conditioners

SANYO Life Electronics Co., Ltd.*
Principal Business: Sales of Electrical and Electronic Products

SANYO Electric Trading Co., Ltd.*
Principal Business: Export and Import of Electrical and Electronic Products

SANYO Electric Vending Machine Co., Ltd.
Principal Business: Sales of Vending Machines

SANYO Electric Commercial Equipment Co., Ltd.
Principal Business: Sales and Installation of Refrigerators-Freezers, and Kitchen Appliances

SANYO North America Corporation
Principal Business: Sales of Electrical Equipment and Local General Businesses

SANYO Manufacturing Corporation
Principal Business: Manufacture and Sales of Color TVs and Others

SANYO Energy (U.S.A.) Corporation
Principal Business: Manufacture and Sales of Batteries

SANYO Electric (Hong Kong) Limited
Principal Business: Sales of Electrical Equipment

SANYO Semiconductor (H.K.) Co., Ltd.
Principal Business: Sales of Semiconductors

(Sanyo has a total of 126 consolidated subsidiaries—64 in Japan and 62 overseas.)

*SANYO Life Electronics Co., Ltd. and SANYO Electric Trading Co., Ltd. merged on October 1, 2001, to become SANYO Sales & Marketing Corporation.

CORPORATE DATA

FOUNDATION

Founded: February 1947   Incorporated: April 1950

COMMON STOCK

Authorized: 4,921,196,000 shares

Issued: 1,872,334,767 shares

Capital: ¥172,241,294,483

Number of Stockholders: 179,511

Listings: Common stock is listed on the Tokyo, Osaka, and three other domestic stock exchanges.

Overseas listings are on the Amsterdam, Frankfurt, Swiss, and Paris exchanges.

American Depositary Shares for common stock are quoted in the NASDAQ System in the United States.

Transfer Agent: The Sumitomo Trust & Banking Co., Ltd.,
5-33, Kitahama 4-chome, Chuo-ku,
Osaka 541-0041, Japan

(As of September 30, 2001)

HEAD OFFICE

5-5, Keihan-Hondori 2-chome, Moriguchi City,
Osaka 570-8677, Japan
Telephone: (06) 6991-1181
Facsimile: (06) 6991-6566 (PR Center)

U.S. CONTACT ADDRESS

SANYO North America Corporation
(Head Office)
2055 Sanyo Avenue, San Diego, CA 92154, U.S.A.
Telephone: (619) 661-1134
Facsimile: (619) 661-6795

SANYO Electric Co., Ltd.


PRINTED WITH
SOY INK

Printed in Japan on 100% recycled paper